SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-2

REGISTRATION STATEMENT

UNDER THE

SECURITIES ACT OF 1933

Entrx Corporation

(Exact Name of Registrant as Specified in Its Charter)

Delaware	95-2368719
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

800 Nicollet Mall

Suite 2690

Minneapolis, Minnesota 55402

(612) 333-0614

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Wayne W. Mills

Chief Executive Officer and President

800 Nicollet Mall

Suite 2690

Minneapolis, Minnesota 55402

(612) 333-0614

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

WITH COPIES TO:

Roger H. Frommelt

Felhaber Larson Fenlon & Vogt, P.A.

220 South Sixth Street, Suite 2200

Minneapolis, Minnesota 55402

(612) 373-8541

Approximate date of commencement of proposed sale to the public:    From time to time, at the discretion of the selling shareholder after the effective date of this registration statement

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☒

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1)of this form, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)(2)(3)		Proposed maximum offering price per unit		Proposed maximum aggregate offering price	Amount of registration fee

Common Stock, $0.10 par value	1,448,000	(1)	$1.125	(5)	$1,629,000	$206.39

Common Stock, $0.10 par value	320,965	(2)	$1.35	(6)	$433,302	$54.90

Common Stock, $0.10 par value	400,000	(3)	$1.50	(7)	$600,000	$76.02

TOTAL	2,168,965	(4)	—		$2,662,302	$337.31

(1)	1,448,000 is the maximum number of shares of common which may be issued by us at our option to make monthly principal and interest payments under a convertible secured note (the “Note”) sold to the purchaser in a private placement we completed on December 13, 2003. The value of the shares used to make a monthly payment will be 90% of the then market price (as defined under the Note) but such value will not be less than $0.72 per share. Based upon the lowest value which may be applied to the payment of an installment under the Note, we will be able to make approximately 23 of the 33 installment payments due under the Note, resulting in aggregate payments of $1,042,552.
(2)	Assumes that the first 23 installments (plus $2,459 to be applied to the 24th installment) under the Note are paid by us using our common stock, leaving a balance due following such payments of $433,302.40, which is convertible into our common stock at $1.35 per share.
(3)	Shares purchasable upon the exercise of a warrant for the purchase of 400,000 shares of our common stock, issued to the purchaser of the Note (the “Warrant”).
(4)	Pursuant to Rule 416 under the Securities Act of 1933, as amended, the registrant is also registering such indeterminate number of shares of common stock as may be issued from time to time pursuant to the anti-dilution provisions in the Note and Warrant.
(5)	The average between the high and low prices of our common stock on April 28, 2004.
(6)	The per share conversion price of the Note.
(7)	The per share exercise price of the Warrant.

ii

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

iii

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS IS INCLUDED IN A REGISTRATION STATEMENT FILED BY US WITH THE SECURITIES AND EXCHANGE COMMISSION. THE SELLING SHAREHOLDER MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT WE FILED BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED APRIL 30, 2004

PROSPECTUS

Entrx Corporation

2,168,965 Shares of Common Stock

We issued a convertible secured promissory note (the “Note”) in the principal amount of $1,300,000, and a warrant (the “Warrant”) to purchase 400,000 shares of Common Stock at $1.50 per share, to Pandora Select Partners, L.P., a British Virgin Islands limited partnership (referred to as “Pandora” or “the selling shareholder” in this Prospectus). Under the terms of the Note, the principal and accrued interest under the Note may be converted into our common stock at $1.35 per share, and we have the option to issue common stock, in lieu of a cash payment, to satisfy all or any portion of 33 monthly installments of principal and interest due under the Note of $45,221.45 each, at 90% of the then market value, beginning on May 15, 2004. The market value is determined as the average closing bid price of our common stock on the NASDAQ Small Cap Market System over a 20-trading-day period immediately prior to any payment date.

This prospectus relates to the issuance and resale by the selling shareholder of up to 1,448,000 shares of our common stock which we may issue to satisfy the monthly installments of principal and interest under the Note, and the resale of shares of our common stock which the selling shareholder may acquire upon conversion of the Note into our common stock. The maximum number of shares which may be issued to satisfy the Note, either through the issuance of our common stock to make monthly installment payments, or upon conversion of the Note into shares of our common stock, will be 1,768,965 shares. This prospectus also relates to 400,000 shares of our common stock which we may issue upon the exercise of the Warrant. The selling shareholder may sell these shares of common stock from time to time on the NASDAQ Small Cap Market System, or other principal market on which our common stock is traded, at the prevailing market prices, or may sell these shares of common stock in negotiated transactions. The selling shareholder is an “underwriter”, as defined under the Securities Act of 1933, with respect to the shares of our common stock which it is offering under this prospectus.

We will pay the expenses of registering the offering and sale of these shares by the selling shareholder. We will not receive any proceeds from the sale of shares of common stock in this offering. All of the net proceeds from the sale of our common stock will go to the selling shareholder. We will receive the proceeds from any exercise of the Warrant entitling the selling shareholder to purchase 400,000 shares of common stock from us at an exercise price of $1.50 per share. If the Warrant held by the selling shareholder is fully exercised, we will receive $600,000 in proceeds. We will not receive any proceeds upon conversion of the Note, but may have the opportunity to reduce the cash amounts due under the Note by the issuance of our common stock.

Our common stock is registered under Section 12(g) of the Securities Exchange Act of 1934 and is listed on the NASDAQ Small Cap Market System under the symbol “ENTX.” The last reported closing price per share of our common stock as reported by the NASDAQ Small Cap Market System on April 28, 2004, was $1.00.

Investing in these securities involves significant risks. Investors should not buy these securities unless they can afford to lose their entire investment. See “Risk Factors” beginning on page 4.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                 , 2004.

References in this prospectus to “we,” “us” and “our” refer to Entrx Corporation, and its wholly owned subsidiary, Metalclad Insulation Corporation, unless the context otherwise requires.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any of these documents at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC’s website at www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be an important part of this prospectus. Any information that we incorporate by reference is automatically updated and superseded if information contained in this prospectus modifies or replaces that information. In addition, any information that we file with the SEC after the date of this prospectus will update and supersede the information in this prospectus. You must look at all of our SEC filings that we have incorporated by reference to determine if any of the statements in a document incorporated by reference have been modified or superseded.

We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the shares registered hereby have been sold:

•	Our annual report on Form 10-K/A for the year ended December 31, 2003.

A copy of our above-mentioned Form 10-K/A is being delivered with this prospectus. You may request an additional copy of our Form 10-K/A, or a copy of our latest quarterly report on form 10-Q (containing consolidated financial information as of the end of each calendar quarter), at no cost, by writing or telephoning us at the following address or phone number:

Entrx Corporation

800 Nicollet Mall

Suite 2690

Minneapolis, Minnesota 55402

Attention: Brian Niebur, Chief Financial Officer

(612) 333-0614

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and the documents incorporated by reference in this prospectus contain forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events.

In some cases, you can identify forward-looking statements by words such as “may,” “should,” “expect,” “plan,” “could,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “goal,” or “continue” or similar terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under “Risk Factors,” that may cause our actual business or financial results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements.

Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

PROSPECTUS SUMMARY

The Company

Entrx Corporation, incorporated originally in 1947 as an Arizona corporation, was reincorporated in Delaware on November 24, 1993. In June 2002, we changed our name from Metalclad Corporation to Entrx Corporation. Our primary business involves the installation and removal of insulation at industrial sites, and the maintenance and repair of industrial insulation systems. Nearly all of our insulation installation, removal and maintenance activities are performed in California out of our facilities located in Anaheim, California.

In December 2003, we obtained $1,300,000 in debt financing by issuing a 10% convertible secured promissory note to the selling shareholder (the “Note”) and issuing a warrant to the selling shareholder for 400,000 shares of our common stock exercisable at $1.50 per share (the “Warrant”). The Note is convertible into our common stock at $1.35 per share, and we may make installment payments of principal and interest under the Note by issuing our common stock at 90% of the market price over the 20 trading days immediately preceding the payment due date.

We have incurred losses and experienced negative operating cash flow for at least the past five years, except for 2001. For our fiscal years ended December 31, 2002 and 2003, we had a net loss of $5,286,000 and $3,006,000, respectively. We may never be able to reduce these losses. There are a number of other risks related to our business and to an investment in our common stock, a number of which we discuss in this Prospectus under the heading “RISK FACTORS”.

Our principal executive offices are located at 800 Nicollet Mall, Suite 2690, Minneapolis, Minnesota 55402 and our telephone number is (612) 333-0614. We are incorporated in the State of Delaware.

The Offering

The selling shareholder, Pandora Select Partners, L.P., is offering to sell shares of our common stock which it may receive as a result of (i) Pandora’s conversion of amounts due under the Note into our common stock, (ii) our issuance of our common stock to satisfy monthly installment payments under the Note, and (iii) the exercise of the Warrant.

Common stock offered by selling shareholder	Up to 2,168,965 shares

Common stock to be outstanding after the offering	Up to 9,413,180 shares

Use of proceeds	We will not receive any proceeds from the sale of the common stock.

Over-The-Counter Bulletin Board Symbol	ENTX

The above information regarding the number of our shares of common stock being offered and to be outstanding after the offering is based on 7,244,215 shares of common stock outstanding as of the date of this prospectus, and assumes that we make all principal and interest installment payments under the Note by issuing our common stock, and assumes the full exercise of the Warrant by the selling shareholder.

We will not receive any proceeds from the sale of common stock by the selling shareholder. We may receive proceeds from the exercise of the Warrant

RISK FACTORS

If you purchase shares of our common stock, you will take on a financial risk. In deciding whether to invest, you should consider carefully the following factors, the information contained in this prospectus and the other information to which we have referred you. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks related to our financial condition and business

Continuing Trend of Losses and Declining Revenues

We have lost money on our continuing operations for at least the past five years. We had a profit in 2001 only as the result of a $16,000,000 settlement of a claim against the government of Mexico, which resulted in $7,079,000 of income from discontinued operations; otherwise, we would have had a loss. In 2002 we lost $5,286,000, $3,333,000 of which was the result of a restructuring charge occasioned by a change of management, and in 2003 we lost $3,006,000, $1,000,000 of which was the result of an impairment charge on one of our investments. We anticipate that we will experience a loss in 2004. Our annual revenues from continuing operations have declined over the last three years from $18,008,000 in 2001 to $12,733,000 in 2003. We will need to obtain additional capital if we continue to sustain losses in the future. That will be difficult in light of our financial condition, and could result in significant dilution to our shareholders.

Licensing Requirements

In order for our subsidiary, Metalclad Insulation Corporation (“Metalclad”), to conduct its business in California, one of its employees must hold various licenses in that state. One employee of Metalclad holds licenses from various agencies in California, including the Contractors State Licensing Board and the Department of Safety and Health, relating to general building construction activities; hazardous substance removal, including asbestos; and insulation work. Obtaining licenses involves a lengthy process of taking and passing tests administered by the relevant governmental agencies. Similar licenses and tests are required for Metalclad to do business in Nevada and Arizona, where Metalclad may perform some work. The loss of our licensed employee, for any reason, could have a material adverse impact on our business. While each state may give us approximately 90 days to license a new employee, such licensing process may take longer.

Metalclad Management

Geoffrey Larson, the President of Metalclad since April 7, 2003, resigned as an employee of Metalclad effective April 3, 2004. Obtaining a capable replacement for Mr. Larson will be difficult, and cannot be assured.

Bonding Requirements

In order to obtain large insulation installation or removal jobs, Metalclad often needs to obtain a completion bond. Bonds of this type usually require the posting of cash collateral equal to a significant percentage of the bond. While we have been able to obtain this bonding in the past, it has been difficult and expensive, and has on one occasion required us to obtain costly financing in order to provide the necessary cash collateral. As our ability to obtain the necessary cash as collateral diminishes as the result of our continuing losses, our ability to obtain new jobs requiring bonding will also diminish, unless we are able to obtain additional capital.

Line of Credit—Renewal

In 2003 our subsidiary, Metalclad, obtained a new line of credit and mortgage with Far East National Bank (“Far East”), and repaid its prior line of credit and mortgage it had with Community Bank. The line of credit agreement with Far East matures in October 2004 and bears interest at a floating rate based upon the bank’s prime rate plus 1% (5.00% on the date of the loan). The line of credit is collateralized by certain of our assets. Borrowings under the agreement are limited to $1,000,000 plus the amount of cash collateral posted, up to $500,000, in the form of certificate of deposit at the bank. Metalclad also obtained a $1,596,000 mortgage on the building from Far East that matures in October 2008, and bears interest at a floating rate based upon the bank’s prime rate plus 1% (5.00% on the date of the loan). The loan agreement with Far East contains certain financial covenants, including a net worth covenant, with which we may not be in compliance when the line of credit becomes due. In such case, we may not then be able to renew or replace our line of credit.

Asbestos Claims

The number of asbestos-related claims which have been initiated naming us (primarily our subsidiary, Metalclad) as a defendant had increased from 254 in 1999 to 527 in 2000 and to 685 in 2001. The number of claims initiated slightly decreased to 583 in 2002, and further decreased to 337 in 2003. As of December 31, 2003, there were approximately 1,212 asbestos cases pending, of which approximately 390 have been settled but not yet closed for lack of final documentation or payment. At December 31, 2000, 2001 and 2002, there were, respectively, approximately 860, 1,450 and 1,635 cases pending. Although the number of claims made in 2002 and 2003 reflected a downward trend from 2001, and the number of cases pending on December 31, 2003 dropped from those pending on December 31, 2002, it cannot be assumed that this trend will continue. The sympathies of juries, the aggressiveness of the plaintiffs’ bar and the declining defendant base as a result of business failures has also led to a trend of larger payments and settlements per claim. In the past we believed that we had adequate insurance to cover these claims; however, the terms of such insurance policies are complex, and the coverage for many types of claims is limited. If the current trend of the claim occurrence and amounts is not significantly reversed, it will likely have a material adverse effect on our financial condition and business in the future. Because of our insurance coverage, we do not anticipate any adverse effect on our financial condition to develop for at least the next four to five years. Beyond that, however, the effect of those claims is uncertain.

Proposed Legislation

In 2003 the United States Congress considered legislation to create a privately funded, publicly administered fund to provide the necessary resources for an asbestos injury claims resolution program. The latest draft of the legislation called for the fund to be funded 50% by asbestos defendant companies, of which Entrx is one, and 50% by insurance companies. The impact this potential legislation will have on us, if adopted, cannot be determined at this time, although the latest draft of the legislation did not appear favorable to us.

Asbestos-Related Litigation Costs

While our defense of asbestos-related claims is currently being undertaken by our insurers, we must continually expend legal fees and engage others to oversee and monitor the activities of such insurers, to make sure that they are acting in our best interests and in accordance with their contractual obligations under the relevant policies of insurance. These expenses, which equaled $220,000 and $174,000 in 2002 and 2003, respectively, are likely to continue to adversely affect our profit-making ability.

Risks related to our common stock

NASDAQ Delisting

Our common stock is traded on the NASDAQ Small Cap Market System under the symbol “ENTX”. For more than 30 trading days prior to December 11, 2002, our common stock traded at prices below $1.00 per share, and we were notified by NASDAQ on that date that our common stock would be delisted from NASDAQ if the market price did not exceed $1.00 per share for at least ten consecutive trading days within the next 180 days. We were given a further extension of 180 days in which to meet that requirement, which was met on about July 14, 2003. The closing bid price of our common stock was below $1.00 per share for six trading days from April 6 to April 14, 2004. If the price of our common stock were again to fall below $1.00 per share for 30 consecutive trading days, we would again be notified of a potential delisting of our common stock. If our common stock is delisted from NASDAQ, it will be extremely difficult to again obtain such listing. Among other things, our common stock would have to have a market price of $5.00 per share. If our common stock is delisted from NASDAQ, it would likely trade on the over-the-counter market and become subject to the Securities and Exchange Commission’s “penny stock” rule, Rule 15g-9 of the Securities Exchange Act.

Penny Stock Rules

Under the penny stock rules, a broker-dealer may not effect a transaction in the penny stock for a customer unless the penny stock is exempt from those rules, or unless the broker-dealer, among other things, obtains a written agreement from such customer concerning the transaction, delivers a disclosure statement to the customer as specified under that rule, and makes a determination that the investment in the penny stock is suitable for that customer. These requirements are cumbersome, and often cause broker-dealers to avoid transactions involving penny stocks, further causing a depression in the market price.

Supply of Common Stock on Market

The price of our common stock may decline as the result of many factors. Included among these factors is the large number of shares which are being offered for sale in connection with this prospectus. While that number is not predictable, it could equal up to 2,168,965 shares, a significant majority of which would be issued over approximately the next 33 months. As of the date of this prospectus, there were 7,244,215 shares of our common stock outstanding. An average of approximately 16,500 shares of our common stock traded per month, over the three-month period ended April 30, 2004.

Limitations on Use of Stock

Under the Note, we may not issue our common stock in payment for any monthly installment if the average market price for our common stock over the proceeding 20-day trading period is less than $0.80 per share. In addition, under the Registration Rights Agreement, Note and Warrant, Pandora may not own more than 4.99% of the outstanding shares of our common stock. There are 7,244,215 shares of our common stock outstanding as of the date of this prospectus. Accordingly, we may not initially issue more than 380,471 shares of our common stock to Pandora in making monthly installment payments under the Note, unless the number of our outstanding shares of common stock increases, or Pandora disposes of some of the shares it receives from us. Pandora is not obligated to dispose of any of the shares it receives, and to the extent that it does not, we will be limited as to the number of shares which we can issue to make our monthly installment payments. In addition, we may not issue more than 1,448,000 shares of our common stock in making our monthly installment payments under the Note.

Possible Dilution

We may issue up to 2,168,965 shares of our common stock in connection with the issuance of the Note and Warrant and the shares of our common stock issuable thereunder. These shares represent a possible significant dilution in the ownership of Entrx and the voting power of our shareholders.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock by the selling shareholder. All of the net proceeds from the sale of our common stock will go to Pandora. We will, however, reduce our debt to Pandora, either by issuing our common stock to Pandora in lieu of monthly installment payments due under the Note, or upon the conversion by Pandora of any amount due under the Note into our common stock. We will also receive the proceeds from the exercise of the Warrant entitling Pandora to purchase up to 400,000 shares from us at an exercise price of $1.50 per share. If Pandora exercises its rights to purchase all shares of our common stock purchasable under the Warrant, we will receive $600,000 in proceeds.

We anticipate that any proceeds from the exercise of the Warrant by Pandora will be used for general corporate purposes, which may include but are not limited to working capital, capital expenditures, acquisitions and the repayment or refinancing of our indebtedness. Pending the application of any proceeds from the exercise of the Warrant, if any, we expect to invest the proceeds in short-term, interest-bearing instruments or other investment-grade securities.

THE SECURITIES PURCHASE AGREEMENT

General

In order to borrow $1,300,000 to finance our ongoing operations, we entered into a Purchase Agreement (the “Purchase Agreement “) dated as of December 3, 2003 with Pandora Select Partners L.P., a British Virgin Islands limited liability company (“Pandora”). The Purchase Agreement provided that in exchange for the $1,300,000 loan, we would execute and deliver to Pandora a Convertible Secured Promissory Note in the principal amount of $1,300,000 (the “Note”), a warrant for the purchase of up to 400,000 shares of our common stock (the “Warrant”), a Pledge Agreement pledging certain securities we own as collateral for the Note (the “Pledge Agreement”), and a Registration Rights Agreement providing for the registration under the Securities Act of 1933 of the offering and sale of shares by Pandora which it may receive under the terms of the Note and the Warrant. In addition, our chief executive officer, Wayne W. Mills, executed and delivered his personal guarantee of the repayment of the Note to Pandora.

Note

The Note is payable by us in four monthly installments of interest only, beginning January 15, 2004, and ending on April 15, 2004, and in 33 equal monthly payments of principal and interest of $45,221.45 each, commencing on May 15, 2004, and terminating with the last payment due on January 15, 2007. The Note is convertible by Pandora into our common stock at $1.35, and bears interest at the rate of 10% per annum. If we choose, we may pay each of the principal and interest installments by issuing our common stock subject to certain limitations. The value of any common stock we use to pay any installment of principal and interest is 90% of the average high closing bid price of our common stock traded on the NASDAQ Small Cap Market System (or over-the-counter if our common stock is not listed on the NASDAQ Small Cap Market System) over the 20-trading-day period immediately preceding the installment payment date. We are limited, however, as to how may shares of our common stock we may issue. We may not issue a number of shares in making any payment which would (i) exceed 8% of the total number of our shares traded on the NASDAQ Small Cap Market System (or over-the-counter if our common stock is not listed on the NASDAQ Small Cap Market System) over the same 20-day trading period, or (ii) cause Pandora or its affiliates together to beneficially own more than 4.99% of our outstanding common stock. As an example, if the average high closing bid price of our common stock over the 20 trading days prior to any installment payment date was $1.00 per share, then the value of our common stock for the purpose of the Note would be $0.90, and we could issue up to 50,246 shares of our common stock in payment of that month’s installment, subject to the 8% volume limitation, and 4.99% ownership limitation discussed above. Accordingly, if the total number of shares traded over that same 20 day period was 400,000 shares, we would be limited to issuing 32,000 shares, so long as that number did not exceed 4.99% of our outstanding common stock. The rest of our payment would have to be in cash. In addition, we may not issue our common stock to Pandora in lieu of any cash installment payment if the average market value of our common stock computed over the 20 trade day period as discussed above, is less than $0.80 per share. Finally, the aggregate number of shares of common stock which we may issue to pay installments of principal and interest under the Note may not exceed 1,448,000 shares. The Note is prepayable in cash at any time.

The Note will be deemed to be in default if there is a default in the payment of any installment, a default in the Pledge Agreement, Warrant, Registration Rights Agreement or Guarantee of Wayne W. Mills, or if we become insolvent or any proceeding under any bankruptcy or insolvency law shall be instituted against us. Upon being deemed to be in default, Pandora can call the entire principal balance and accrued interest then due and payable. The conversion price is subject to adjustment in certain events, such as a stock split, stock combination or similar recapitalization, reclassification or reorganization affecting our common stock.

Warrant

The Warrant gives Pandora the right to purchase up to 400,000 shares of our common stock at a price of $1.50 per share, until December 3, 2010. The Warrant may not be exercised if, upon such exercise, Pandora would beneficially own more than 4.99% of our outstanding common stock. The exercise price of the Warrant and the number of shares issuable under the Warrant are subject to proportional adjustment in certain events, such as a stock split, stock combination or similar recapitalization, reclassification or reorganization affecting our common stock. In addition, the exercise price of the Warrant is subject to adjustment if we sell our common stock (or grant rights to purchase our common stock) at prices less than the then Warrant exercise price. Such adjustment is determined by a formula which takes into consideration the number of our shares of common stock outstanding and the average amount paid for the shares we sell.

Registration Rights Agreement

The Registration Rights Agreement obligates us to file and obtain the effectiveness of a registration rights statement with the Securities and Exchange Commission with respect to the offer and sale of shares of our common stock which may be received by Pandora either upon (i) the conversion of an amount due under the Note into common stock, (ii) our issuance of common stock to make any of the monthly installment payments under the Note, or (iii) the purchase of our shares of common stock upon the exercise of the Warrant. We are required to obtain the effectiveness of the registration statement by June 15, 2004. If we fail to do so, it will constitute a default under the Registration Rights Agreement and the Note, and we will be obligated to issue to Pandora additional warrants exercisable through December 3, 2009 at $1.50 per share for the purchase of 6,500 shares of our common stock for each month of delay through November 15, 2004, and for the purchase of 13,000 shares of our common stock for each month of delay thereafter. For partial month delays, the number of shares exercisable under these warrants will be prorated.

We are required to maintain the effectiveness of the registration statement until December 3, 2010, although this term may be shortened in certain circumstances, such as when Pandora has sold, or may sell without such registration or any legal limitation, all of the shares of our common stock which it may receive under the Note or the Warrant. We are also required to obtain the registration or qualification of the shares of our common stock which Pandora may receive in up to 10 states of the United States. If we file another registration statement with the Securities and Exchange Commission (and the registration statement discussed above is no longer effective) we are obligated to include shares of our common stock received by Pandora under the Note or Warrant in that registration statement (with certain limitations) until no later than December 2, 2013. We are obligated to pay substantially all of the expenses of obtaining and maintaining the effectiveness of the registration statement filed on behalf of Pandora.

Pledge Agreement

In connection with the issuance of the Note, we entered into a Pledge Agreement with Pandora, pledging 33,800 shares of Series C Preferred Stock of Catalytic Solutions, Inc. and 249,200 shares of Series A Preferred Stock of NextNet Wireless, Inc. The shares of Series A Preferred Stock of NextNet Wireless, Inc. have since been converted into options to acquire the common stock of a privately held company which acquired the assets of NextNet Wireless, Inc. This conversion transaction caused us to record an impairment change of $1,000,000 to the value of all 415,340 of the shares of Series A Preferred Stock of NextNet Wireless, Inc. we previously owned.

Guarantee

The repayment of the Note was guaranteed by our president and chief executive officer, Wayne W. Mills.

SELLING SHAREHOLDER

The table below sets forth information concerning the resale of the shares of our common stock by Pandora. We will not receive any proceeds from the resale of the common stock by Pandora. We will receive proceeds from the exercise of the Warrant. Assuming all the shares registered below are sold by Pandora, Pandora will not continue to own any shares of our common stock.

The following table also sets forth the name of the person who is offering the resale of shares of our common stock by this prospectus, (i) the number of shares of our common stock beneficially owned by such person before the offering, (ii) the maximum total number of shares of our common stock issuable under the Note and Warrant, and, therefor, the number of shares which may be sold in this offering and (iii) the number of shares of common stock such person will own after the offering, assuming such person sells all of the shares offered.

Name	Beneficial Ownership Before the Offering (1)	Maximum Number of Shares Issuable Under Note and Warrant and Offered for Resale (2)	Number of Shares Owned After the Offering (3)
Pandora Select Partners, L.P. (4)	380,471	2,168,965	-0-

(1)	The number of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which Pandora has sole or shared voting power or investment power, and also any shares which Pandora has the right to acquire within 60 days from the date of this prospectus. In computing beneficial ownership, however, we have taken into consideration the fact that Pandora may not acquire shares of our common stock if such acquisition would cause Pandora to own more than 4.99% of our outstanding common stock at any one time. The actual number of shares of common stock issuable under the Note depends on, among other factors, the future market price of our common stock. It is likely that the number of shares issued under the Note will be materially less than the number set forth in the table.

(2)	This is the maximum number of shares of our common stock which may be issued under the Note if we issue shares of our common stock to pay all 33 months installments of principal and interest under the Note at the lowest price possible in each case, and Pandora purchases all 400,000 shares of our common stock under the Warrant. Certain adjustments in the number of shares offered could occur under the terms of the Note and Warrant.

(3)	Assumes that all securities registered will be sold.

(4)	The selling shareholder is an unaffiliated third party that does not hold any short positions in our securities.

PLAN OF DISTRIBUTION

We are registering the offering and sale of shares of common stock on behalf of the selling shareholder, Pandora. We are paying all costs, expenses and fees in connection with the registration of shares offered by this prospectus. Brokerage commissions, if any, attributable to the sale of shares will be borne by Pandora.

Sales or dispositions of shares of common stock may be effected from time to time in public or private transactions permitted by the Securities Act, including block transactions, on the NASDAQ Small Cap Market System or any other quotation service listing or quoting the common stock at the time of sale, in transactions other than on any exchange or on these systems, in the over the counter market, in negotiated transactions or a combination of these methods, at fixed prices which may be changed, at market prices prevailing at the time of sale or at negotiated prices.

We have no knowledge of the existence or the terms of any agreements, understandings or arrangements entered into by Pandora with underwriters or broker-dealers regarding the sale of their shares of stock. Pandora may effect transactions by selling our common stock directly to purchasers or to or through broker-dealers which may act as agents or principals. Broker-dealers may receive compensation in the form of discounts, concessions or commissions from Pandora and/or the purchasers of common stock for whom the broker-dealers may act as agents or to whom they sell as principal, or both. The compensation paid to a particular broker-dealer might be in excess of customary commissions.

In addition, from time to time, Pandora may pledge its shares pursuant to the margin provisions of its customer agreements with its broker-dealer. Upon delivery of the shares or a default by Pandora, the broker-dealer or financial institution may offer and sell the pledged shares from time to time.

Pandora and any broker-dealers that act in connection with the sale of the common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commission received by them and any profit on the resale of the shares of our common stock as principal might be deemed to be underwriting discounts and commissions under the Securities Act. Pandora may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against some liabilities, including liabilities arising under the Securities Act. Liabilities under the federal securities laws cannot be waived. Neither Pandora nor any of its affiliates is a broker/dealer as defined under the Securities and Exchange Act of 1934.

In addition, any securities covered by this prospectus that qualify for re-sale under rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus.

Pandora will be subject to prospectus delivery requirements under the Securities Act. In the event of a “distribution” of shares by Pandora, Pandora, any selling broker or dealer and any “affiliated purchasers” may be subject to Regulation M under the Securities Exchange Act of 1934, as amended, which would generally prohibit these persons from bidding for or purchasing any security that is the subject to the distribution until his or her participation in that distribution is completed. In addition, Regulation M generally prohibits any “stabilizing bid” or “stabilizing purchase” for the purpose of pegging, fixing or stabilizing the price of common stock in connection with this offering.

DESCRIPTION OF SECURITIES TO BE REGISTERED

Our authorized capital stock consists of 80,000,000 shares of common stock, $0.10 par value and 5,000,000 shares of preferred stock, $1.00 par value. As of the date of this prospectus, there are 7,244,215 shares of common stock outstanding, and no shares of preferred stock outstanding.

Common Stock

The holders of the issued and outstanding shares of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors out of any funds lawfully available therefore. The Board of Directors intends to retain future earnings, if any, to finance the development and expansion of our business and does not expect to declare any dividends in the foreseeable future. The holders of our common stock have the right, in the event of liquidation, to receive pro-rata all assets remaining after payment of debts and expenses. Our common stock does not carry with it any preemptive rights. The issued and outstanding shares of our common stock are fully paid and nonassessable. Holders of shares of common stock are entitled to vote at all meetings of such shareholders for the election of directors and for other purposes. Such holders generally have one vote for each share of common stock held by them, but are entitled to cumulate their votes in the election of directors, by multiplying the number of shares they own by the number of directors being elected, and allocating those votes among one or more chosen director nominees.

Preferred Stock

The holders of preferred stock, if issued, will have such rights and preferences as the Company’s Board of Directors may determine.

Transfer Agent

American Stock Transfer & Trust Company, New York, New York is the transfer agent for our common stock.

INDEMNIFICATION

Under our Certificate of Incorporation, we are required to indemnify all persons whom we have the power to indemnify under Section 145 of the General Corporation Law of Delaware. Under Section 145, a person who is a party to any legal proceeding, criminal as well as civil or administrative, by reason of the fact that such person is or was an officer, director, employee or agent of Entrx or its subsidiary, may, under certain circumstances, be indemnified against judgments, fines, amounts paid in settlement, and expenses actually and reasonably incurred by such persons in connection with such proceeding. In addition, our Certificate of Incorporation eliminates the liability of our directors to the full extent permitted under Subsection 102(b)(7) of the General Corporation Law of Delaware. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification or exculpation is against public policy as expressed in the Act and is therefore unenforceable.

The Registration Rights Agreement we have entered into with Pandora, the selling shareholder, provides that our officers, directors and controlling persons will be indemnified by Pandora against certain liabilities arising from information provided to us by Pandora for use in this registration and related prospectus, including liabilities arising under the Securities Act of 1933.

LEGAL MATTERS

The validity of the issuance of the shares being offered hereby will be passed upon for us by Felhaber, Larson, Fenlon & Vogt, P.A., Minneapolis, Minnesota.

EXPERTS

The consolidated financial statements as of December 31, 2003 and for the years ended December 31, 2002 and 2003 incorporated in this prospectus, to the extent and for the periods indicated in their reports, have been audited by Virchow, Krause & Company, LLP, independent public accountants, and are included herein in reliance upon the authority of this firm as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distributions.

SEC registration fee	$337.31
Legal fees and expenses	$20,000.00
Printing Expenses	$2,000.00
Miscellaneous	$2,000.00

Total	$24,337.31

Except for the SEC filing fee, all of the expenses set forth above are estimates. All expenses set forth above will be borne by Entrx Corporation.

Item 15.	Indemnification of Directors and Officers.

Under our Certificate of Incorporation, we are required to indemnify all persons whom we have the power to indemnify under Section 145 of the General Corporation Law of Delaware. Under Section 145, a person who is a party to any legal proceeding, criminal as well as civil or administrative, by reason of the fact that such person is or was an officer, director, employee or agent of Entrx or its subsidiary, may, under certain circumstances, be indemnified against judgments, fines, amounts paid in settlement, and expenses actually and reasonably incurred by such persons in connection with such proceeding. In order to be entitled to indemnification, the person being indemnified must have acted in good faith and in a manner such person reasonably believed to be in the best interests of Entrx, and in the case of a criminal action, that the person seeking indemnification had no reasonable cause to believe that person’s conduct was unlawful. If the action was brought in the right of Entrx, such officer, director, employee or agent of Entrx would be indemnified against expenses reasonably incurred by such person in connection with the defense or settlement of such action if such person was successful on the merits or in the defense of such action, or if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Entrx, except that no person will be indemnified in this case if that person was adjudged to be liable to Entrx, unless the court in such proceeding determined that such person was fairly and reasonably entitled to such indemnity. In addition, our Certificate of Incorporation eliminates the liability of our directors to the full extent permitted under Subsection 102(b)(7) of the General Corporation Law of Delaware. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification or exculpation is against public policy as expressed in the Act and is therefore unenforceable.

The Registration Rights Agreement we have entered into with Pandora, the selling shareholder, provides that our officers, directors and controlling persons will be indemnified by Pandora against certain liabilities arising from information provided to us by Pandora for use in this registration and related prospectus, including liabilities arising under the Securities Act of 1933.

Item 16.	Exhibits.

The exhibits filed as part of this registration statement are as follows:

Exhibit Number	Description
The following exhibits are being filed with this registration statement and are incorporated by reference therein in accordance with the designated footnote references:

3.1	Restated and Amended Certificate of Incorporation and Bylaws of the Company, and all amendments thereto. (1)

3.2	Certificate of Amendment to Certificate of Incorporation effective June 25, 2002. (2)

4.1	Form of Certificate for Common Stock. (3)

5.1	Opinion of Counsel regarding legality of common stock.

10.1	Form of 1993 Omnibus Stock Option and Incentive Plan. (4)

10.2	Form of 1996 Omnibus Stock Option and Incentive Plan. (5)

10.3	Form of 2000 Omnibus Stock Option and Incentive Plan. (6)

10.4	Decision of NAFTA Tribunal dated August 30, 2000. (7)

10.5	Non-Recourse Security and Pledge Agreement Between the Company and Wayne W. Mills dated December 10, 2001. (8)

10.6	Non-Recourse Secured Note dated December 10, 2001. (9)

10.7	Catalytic Solutions Shareholders Agreement dated November 15, 2001. (10)

10.8	Amended and Restated Articles of Incorporation of Catalytic Solutions, Inc. a California Corporation. (11)

10.9	Amended and Restated Employment Agreement between Grant S. Kesler and Metalclad Corporation dated January 1, 2002. (12)

10.10	Amended and Restated Employment Agreement between Anthony C. Dabbene and Metalclad Corporation dated January 1, 2002. (13)

10.11	Consulting Agreement between Grant S. Kesler and Metalclad Corporation dated February 14, 2002. (14)

10.12	Amended and Restated Bylaws adopted February 14, 2002. (15)

10.13	Agreement of Purchase and Sale of Anaheim facility at 2198 South Dupont Drive, Anaheim, California. (16)

10.14	Curtom-Metalclad Partnership Agreement and Amendment. (17)

10.15	Stock Purchase Agreement among the Company, Surg II, Inc., Theodore A. Johnson and Charles B. McNeil dated May 29, 2002. (18)

10.16	Loan Agreement between the Company and Zamba Corporation dated November 4, 2002. (19)

10.17	Amendment No. 1 to Loan Agreement between the Company and Zamba Corporation dated February 19, 2003. (20)

10.18	Employment agreement between Metalclad Insulation, Entrx Corporation and Geoffrey B. Larson dated March 19, 2003. (21)

10.19	Employment Agreement between Entrx Corporation and Wayne W. Mills dated October 1, 2003. (22)

10.20	Secured Promissory Note of Blake Capital Partners and Guarantee of Wayne W. Mills dated November 1, 2003. (23)

10.21	Amended and Restated Security and Pledge Agreement between Blake Capital Partners, Wayne W. Mills, Entrx Corporation and the escrow agent, Bruce Haglund, dated November 1, 2003. (24)

10.22	Secured Convertible Promissory Note between the Company and Pandora Select Partners L.P. dated December 3, 2003. (25)

10.23	Pledge Agreement between the Company and Pandora Select Partners L.P. dated December 3, 2003. (25)

10.24	Registration Rights Agreement between the Company and Pandora Select Partners L.P. dated December 3, 2003. (25)

10.25	Warrant issued to Pandora Select Partners L.P. dated December 3, 2003. (25)

16.1	Letter of concurrence from Moss Adams LLP dated April 9, 2002. (26)

23.1	Consent of the law firm of Felhaber, Larson, Fenlon & Vogt, P.A. (included in Exhibit 5.1).

23.2	Consent of Virchow Krause & Company, L.L.P.

23.3	Consent of Moss Adams LLP.

24.1	Power of attorney (set forth on the signature page of this registration statement).

(1)	Filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 1997 and incorporated herein by this reference.
(2)	Filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 as Exhibit 3.2 and incorporated herein by this reference
(3)	Filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 as Exhibit 4.1 and incorporated herein by this reference
(4)	Filed with the Company’s Transition Report on Form 10-K for the five months ended May 31, 1993 and incorporated herein by this reference.
(5)	Filed with the Company’s Proxy Statement dated April 17, 1997 and incorporated herein by this reference.
(6)	Filed with the Company’s Proxy Statement dated October 20, 2000 and incorporated herein by this reference.
(7)	Filed with the Company’s Form 8-K dated September 5, 2000 and incorporated herein by this reference.
(8)	Filed with the Company’s Form 8-K on December 21, 2001 as Exhibit A and incorporated herein by this reference.
(9)	Filed with the Company’s Form 8-K on December 21, 2001 as Exhibit B and incorporated herein by this reference.
(10)	Filed with the Company’s Form 8-K on December 21, 2001 as Exhibit C and incorporated herein by this reference.
(11)	Filed with the Company’s Form 8-K on December 21, 2001 as Exhibit D and incorporated herein by this reference.
(12)	Filed with the Company’s Form 8-K on February 28, 2002 as Exhibit (i) and incorporated herein by this reference.
(13)	Filed with the Company’s Form 8-K on February 28, 2002 as Exhibit (ii) and incorporated herein by this reference.
(14)	Filed with the Company’s Form 8-K on February 28, 2002 as Exhibit (iii) and incorporated herein by this reference.
(15)	Filed with the Company’s Form 8-K on February 28, 2002 as Exhibit (v) and incorporated herein by this reference.
(16)	Filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2001 as Exhibit 10.19 and incorporated herein by this reference.

(17)	Filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2001 as Exhibit 10.20 and incorporated herein by this reference.
(18)	Filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 as Exhibit 10.19 and incorporated herein by this reference.
(19)	Filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 as Exhibit 10.20 and incorporated herein by this reference.
(20)	Filed with the Company’s Annual Report on Form 10-K for the year ended December 31, 2002 as Exhibit 10.21 and incorporated herein by this reference.
(21)	Filed with the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 as Exhibit 10.1 and incorporated herein by this reference.
(22)	Filed with the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2003 as Exhibit 10.1 and incorporated herein by this reference.
(23)	Filed with the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2003 as Exhibit 10.2 and incorporated herein by this reference.
(24)	Filed with the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2003 as Exhibit 10.3 and incorporated herein by this reference.
(25)	Filed with the Company’s Form 10-K for the year ended December 31, 2003, under the same exhibit numbers, and incorporated herein by this reference.
(26)	Filed with the Company’s Form 8-K on April 18, 2002 and incorporated herein by this reference.

Item 17.	Undertakings

(a)	The undersigned Registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof), which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes on volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement,

2.	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5.	The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulations S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

6.	Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the Act”), may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant, Entrx Corporation, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Minneapolis, State of Minnesota, on the 30th day of April, 2004.

Entrx Corporation.

By:	/s/ Wayne W. Mills

Name:	Wayne W. Mills
Title:	President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Wayne W. Mills or Brian D. Niebur his true and lawful attorney in fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post effective amendments) to the registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-2 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

By: /s/ Wayne W. Mills Wayne W. Mills	President, Chief Executive Officer and Director (Principal Executive Officer)	April 30, 2004

By: /s/ Brian D. Niebur Brian D. Niebur	Chief Financial Officer (Principal Financial Accounting Officer)	April 30, 2004

By: /s/ Joseph M. Senser Joseph M. Senser	Director	April 30, 2004

By: /s/ Kenneth W. Brimmer Kenneth W. Brimmer	Director	April 30, 2004

By: /s/ Joseph M. Caldwell Joseph M. Caldwell	Director	April 30, 2004